EXHIBIT 3-05



                      MERIDIAN INSURANCE GROUP, INC.

                            AMENDMENT TO BYLAWS


Article III, Section 2, has been amended to read as follows effective December 9, 1998:

     Section 2. Number and Terms of Office. There shall be at least eight (8) directors of its Corporation who shall be divided into three (3) classes containing, as nearly as possible, an equal number of directors in each class. The term of office of each of the directors in each class shall expire in the same year so that each class shall be elected at succeeding annual meetings for a three-year term; except as shorter terms may be required for individual directors so as to maintain, as nearly as possible, an equal number of directors in each class.